ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23                                                                                        A Publicly-Held Company                                                                                         NIRE 35300010230

MATERIAL FACT

Considering the news published in the Argentine press, entitled “Banco Itaú le pone el cartel de venta a sua filial argentina”, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) clarifies that is in preliminary negotiation with Banco Macro S.A., headquartered in Argentina, with the object of divest its operations in that country.

Listed on the Buenos Aires and New York stock exchanges, Banco Macro S.A. is one of the main private banks in Argentina. It has an extensive network of branches in the country and offers financial products and services throughout the Argentine territory, serving all segments, from individuals to large companies.

Itaú Unibanco informs that until the present moment has not signed a binding contract about this possible sale and will immediately inform the market of any relevant information regarding this fact.

São Paulo (SP), June 6, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence